Stone Harbor Investment Funds
Stone Harbor Equity Return Portable Alpha Fund
31 West 52nd Street, 16th Floor
New York, NY 10019

July 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neal-Johnson

Re: Stone Harbor Investment Funds (File Nos. 333-141345 and 811-22037)

Dear Ms. O’Neal-Johnson:

On behalf of the Stone Harbor Investment Funds (the “Registrant”), we are writing this letter in response to certain of the comments of the staff of the Securities and Exchange Commission (the “Staff”) received by telephone on June 29, 2016 relating to Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2016 (the “Registration Statement”).  The Registration Statement relates to a new series of the Registrant, Stone Harbor Equity Return Portable Alpha Fund (the “Fund”).

You requested that a response to the comment summarized below be provided as soon as possible.  Accordingly, the Registrant’s response is set forth below. As requested, the Registrant will respond to the Staff’s remaining comments at least one week prior to the effective date of the Registration Statement. For convenience of reference, the Staff’s comment has been summarized before the response.

1.      Comment: We note that the Fund’s name includes the term “equity.” Please explain how the Fund’s name and principal investment strategy satisfy the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant respectfully submits that the Fund’s name is not subject to Rule 35d-1 because the Fund’s name connotes an investment strategy. The Registrant notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy rather than a type of investment. See Frequently Asked Questions About Rule 35d-1 (Investment Company Names), available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.  Although the term “equity” may, in isolation, suggest a particular type of investment, the Registrant submits that the term is best understood within the context of the Fund’s entire name.  Specifically, the use of “equity” within the phrase “equity return portable alpha” accurately describes the Fund’s investment strategy, which is to seek to equal or exceed the daily performance of the S&P 500 Index by gaining exposure to equity securities on the S&P 500 Index through investments in certain derivatives and to enhance the Fund’s total return through a portable alpha strategy whereby the Adviser seeks to outperform the cost of obtaining equity exposures by investing in fixed income instruments. Accordingly, the use of “equity” in the context of the entire Fund name is appropriately descriptive of the investment exposure to the equity securities used for purposes of implementing the Fund’s strategy, and is not deceptive or misleading.

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Stone Harbor Investment Funds
Stone Harbor Equity Return Portable Alpha Fund
31 West 52nd Street, 16th Floor
New York, NY 10019

July 12, 2016

If the Staff were to disagree with the Registrant’s position that Rule 35d-1 does not apply, the Registrant submits that the Fund’s principal investment strategy complies with Rule 35d-1 because the Fund’s investments in S&P 500 derivatives are structured such that the Fund will have investment exposure to equity securities approximately equal to the value of the Fund’s net assets. Accordingly, the Fund would be willing to adopt the following 80% investment policy:

“The Fund will, under normal circumstances, invest in S&P 500 derivatives in an amount that provides investment exposure of at least 80% of the value of its net assets (plus any borrowings made for investment purposes) to equity securities that comprise the S&P 500 Index.”

The Registrant believes that taking into account exposure created by derivative instruments for purposes of the 80% investment policy described above is consistent with the requirements of Rule 35d-1. As you are aware, in the adopting release for the Rule, the SEC stated that the Rule would “permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket” under appropriate circumstances. See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).  As stated above, under the Fund’s principal investment strategy, at least 80% (but likely closer to 100%) of the economic exposure of an investment in the Fund will be attributed to the performance of derivative instruments that have economic characteristics similar to equity securities.

Consistent with the purposes of Rule 35d-1, if the Registrant adopts the 80% investment policy, it also reserves the flexibility to use a derivative instrument’s notional value for purposes of satisfying the 80% investment policy when it believes notional value is the best measure of the economic exposure provided by a derivative instrument to equity securities that comprise the S&P 500 Index.

On behalf of the Registrant, we acknowledge that (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the SEC Staff’s review of these filings, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrant will not assert the SEC Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

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Stone Harbor Investment Funds
Stone Harbor Equity Return Portable Alpha Fund
31 West 52nd Street, 16th Floor
New York, NY 10019

July 12, 2016

Please do not hesitate to call me at (212) 548-1044 if you have any questions or require additional information.

Best regards,

/s/ Allyson Burg

Allyson Burg

Cc:       Adam J. Shapiro, Esq.

            Michael G. Doherty, Esq.

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